Exhibit 99.1

MEMORANDUM OF AGREEMENT

BETWEEN

Her Majesty the Queen in right of Ontario as represented by the

Minister of Energy (the “Shareholder” or “Minister”)

And

Hydro One Inc. (“HOI”)

MEMORANDUM OF AGREEMENT

BETWEEN

Her Majesty the Queen in right of Ontario as represented by the Minister of Energy (the “Shareholder”

or “Minister”)

And

Hydro One Inc. (“HOI”) or the “Corporation”

WHEREAS HOI is a business corporation incorporated under the Business Corporations Act (Ontario) (OBCA).

AND WHEREAS The Minister, on behalf of Her Majesty in right of Ontario, may acquire and hold shares of HOI, and has primary policy responsibility for the overall legislative and regulatory framework, established primarily under the Electricity Act, 1998 and the Ontario Energy Board Act, 1998, and the applicable regulations, within which HOI must conduct its business operations

NOW THEREFORE the parties hereto have agreed as follows.

1	DEFINITIONS/INTERPRETATION

1.1	The following terms shall have the meanings ascribed to them herein:

“Corporation” means “Hydro One Inc.”;

“EA” means the “Electricity Act, 1998” and its regulations;

“Deputy Minister” means the Deputy Minister of Energy, a public servant appointed by the Lieutenant Governor in Council under the auspices of section 4 of the Ministry of Energy Act, 2011;

“Ministry” means the Ministry of Energy;

“Minister” means the Minister of Energy appointed by the Lieutenant Governor in Council under the auspices of the Executive Council Act (Ontario) and includes reference to such other member of the Executive Council as may be assigned the administration of the Ministry of Energy Act, 2011 (Ontario) under the Executive Council Act (Ontario);

“MOA” means this Memorandum of Agreement, including any and all appendixes attached hereto;

“OBCA” means “Business Corporations Act” (Ontario) and its regulations;

“FIPPA” means “Freedom of Information and Protection of Privacy Act” and its regulations;

“OEB” means the Ontario Energy Board;

“OEBA” means the “Ontario Energy Board Act, 1998” and its regulations, codes, or orders of the Ontario Energy Board, as applicable;

“HOI Board Chair” means the member of the Corporation’s Board of Directors who is appointed by the Minister pursuant to a unanimous shareholder resolution made in writing, and who is designated by the Minister as Chair; and

“Shareholder” means Her Majesty the Queen, in right of Ontario, as represented by the Minister of Energy who holds all of the issued shares of the Corporation on behalf of the Crown, and “sole shareholder” shall have the same meaning.

2.	PURPOSE OF THIS MEMORANDUM OF AGREEMENT

The parties hereto agree and acknowledge that the purposes of this MOA are as set out below:

2.1	To serve as the basis of agreement between HOI and the Shareholder on governance, mandate, reporting requirements, performance expectations, and communications of HOI.

2.2	To establish the accountabilities and relationships between HOI and the Shareholder.

2.3	To promote a positive and co-operative working relationship between HOI and the Shareholder

3.	GOVERNANCE OF HOI

3.1	Under the OBCA, the HOI Board of Directors is responsible for managing or supervising the management of the business and affairs of the Corporation, subject to any unanimous shareholder agreement, and each director is bound by a fiduciary duty to act honestly and in good faith with a view to the best interests of the Corporation and to exercise the skill, standard of care, and diligence that a reasonably prudent person would exercise in similar circumstances. As such, the Corporation operates as a business enterprise with a commercial mandate, governed by an independent Board of Directors that is responsible for the appointment of the President and Chief Executive Officer. The President, Chief Executive Officer, and management are responsible for the day-to-day operations of the Corporation.

3.2	The Minister shall be responsible for electing, in a timely manner, no later than each annual shareholder meeting, and in consultation with the Chair, directors of HOI pursuant to the process established by the Public Appointments Secretariat and securities regulators’ National Instrument 58-101 – Disclosure of Corporate Governance Practices. In considering candidates for the position of director with HOI, the Minister shall take into account the requirements of HOI, the diversity of the people of Ontario and the need to deliver services and decisions in a professional, ethical and competent manner.

3.3	As a reporting issuer of debt securities and as an offering corporation, HOI is subject to the disclosure standards and requirements of Canadian securities laws and US federal securities laws and the rules of any stock exchange on which its securities are listed and shall make such disclosures as may be required.

3.4	HOI, through its wholly-owned subsidiaries, transmits and distributes electricity, and generates electricity for the purposes of distributing electricity to remote areas through its subsidiary Hydro One Remote Communities Inc., and each of its subsidiaries is licensed by and subject to the jurisdiction of the OEB pursuant to the OEBA, including all of the OEB’s orders, codes and other regulatory requirements as are applicable.

3.5	As set out in subsection 48(2) of the EA, HOI and its subsidiaries are not agents of the Crown for any purpose, despite the Crown Agency Act.

3.6	HOI shall operate in an accountable and transparent manner with regards to the Corporation’s governance, management, administration and operations. In this regard, HOI is subject to a number of statutes and Treasury Board/Management Board of Cabinet directives. Lists of applicable statutes and directives are set out in Appendix 1 and 2, respectively, and attached hereto.

3.7	The Shareholder may at times direct HOI to undertake special initiatives communicated by way of a Unanimous Shareholder Agreement and/or Declarations, in accordance with section 108 of the OBCA, which shall be made public by HOI in accordance with securities laws requirements and by publishing, within a reasonable timeframe, such agreements and declarations on the Corporation’s website.

3.8	HOI shall operate in Ontario in accordance with the highest corporate standards, including but not limited to the areas of corporate governance and social responsibility. HOI shall continue to benchmark its corporate governance practices against the securities regulators’ National Instrument 58-101 – Disclosure of Corporate Governance Practices, as well as other leading governance organizations, as appropriate.

4.	MANDATE

4.1	The objects of HOI include, in addition to any other objects, owning and operating transmission systems and distribution systems through one or more subsidiaries, without limitation.

4.2	HOI’s mission and vision is to continue to be an innovative and trusted company, delivering electricity safely, reliably and efficiently to create value for its customers.

4.3	HOI shall continue to operate as a respected transmission and distribution enterprise in a proper, efficient and businesslike manner in accordance with good business practices and shall operate its assets efficiently and cost-effectively, and deliver optimal value both to Ontario’s rate payers and taxpayers. HOI shall operate these assets in a manner that appropriately mitigates the Shareholder’s financial and operational risk.

4.4	HOI shall ensure that it conducts its operations in full compliance with all laws and regulations and in regards to public safety, environmental stewardship, corporate citizenship, community engagement, and First Nations and Metis relations.

4.5	HOI shall prioritize investments in transmission, distribution and generation capacity to support projects necessary to maintain ongoing grid security and reliability in accordance with applicable regulatory requirements and support the Province of Ontario’s electricity planning initiatives, including the Long-Term Energy Plan and the policy of Conservation First.

4.6

HOI shall endeavour to support the province of Ontario in implementing its policy of putting conservation first, as identified in the 2013 Long-Term Energy Plan, by, where cost-effective, showing leadership in putting conservation first in its planning, approval and procurement processes. HOI shall identify an executive lead for Conservation First to provide the necessary leadership and support within the organization and to liaise regularly with the Assistant Deputy Minister responsible for conservation at the Ministry to discuss progress.

4.7	HOI shall support the Province of Ontario’s efforts to fulfill the Crown’s constitutional duty to consult and accommodate Aboriginal peoples, where that duty arises in relation to HOI transmission, distribution and generation projects, by carrying out those procedural aspects of the Crown’s consultation obligations that are delegated in writing to HOI by the Province, including the Ministry.

4.8	In recognition of the Province of Ontario’s and the Ministry’s support for a cost-efficient power system which focusses on the rate-payer and mitigating electricity prices in Ontario, HOI shall plan and operate its transmission, distribution and generation systems based upon good utility practice recognizing safety, legal, regulatory, environmental, and market factors.

4.9	HOI shall support the Province’s economic development objectives where feasible, including generating financial benefits that remain within the Province of Ontario.

4.10	HOI shall operate in a way that achieves a commercial rate of return, moderates electricity prices, and supports the efficient operation of the electricity market.

4.11	HOI shall strive to earn a commercial rate of return and generate sufficient cash in order to maintain an investment grade credit rating; service its borrowing needs for sustaining operations and projects; and supporting access to public debt markets.

4.12	Acknowledging sections 3.1 and 3.5 of this MOA, HOI shall act in the interests of both HOI and the Shareholder in entering into potential settlements of material Aboriginal claims or grievances or material arrangements with communities potentially affected by HOI transmission, distribution or generation development. Unless otherwise agreed with the Shareholder, HOI shall pursue such agreements or arrangements so that the Shareholder benefits equally from releases of liability and indemnifications obtained by HOI in relation to damage caused by the construction, operation and development of HOI facilities. Nothing in this MOA will require HOI to pursue releases for matters for which the Shareholder may be solely liable.

5.	REPORTING REQUIREMENTS

5.1	HOI and the Shareholder shall ensure to schedule formal discussions as well as provide timely reports and information specifically related to major developments and issues that may materially impact the business of HOI or the interests of the Shareholder. Major developments and issues include, but are not limited to, the following:

a.	Any proposed acquisition or divestment of assets by the Corporation or any of its subsidiaries, where such acquisition or divestment, proposal or action would potentially have a material impact on the cash flow to the Ontario Electricity Financial Corporation, the financial interests of the Province or the payments in lieu of taxes by the Corporation and its subsidiaries under the EA.

b.	Any planned acquisition or merger of local distribution companies and the business cases for the acquisition.

c.	Any proposal to issue or transfer shares in the Corporation or any of its subsidiaries.

d.	Proposed settlements of material Aboriginal peoples’ claims or grievances relating to HOI facilities, and proposed arrangements with communities affected by HOI transmission, distribution or generation development.

5.2	HOI shall report to the Shareholder on an immediate basis where an event or issue could have an imminent or significant impact on system reliability, the environment, human safety or community well-being

5.3	Every year HOI shall develop and submit a rolling 3-5 year business plan to the Shareholder for review and concurrence at least 60 days before the start of HOI’s fiscal year.

a.	Once approved by HOI’s Board of Directors, HOI’s annual business plan will be submitted to the Minister for concurrence.

b.	The annual business plan shall include 3-5 year performance targets based on operating and financial results as well as major project execution. It shall also include a 3-5 year investment plan for new projects.

c.	HOI shall demonstrate, in its business plan, steps that will be taken to put conservation first in its planning, approval and procurement processes.

d.	Ministry staff shall review HOI’s business plan in a timely manner.

e.	The Deputy Minister shall advise the Minister on and assist the Minister with any responsibilities associated with the concurrence by the Minister of HOI’s annual business plan.

f.	HOI shall respond to all comments or requests for further information on the annual business plan made by the Minister, Deputy Minister or Ministry staff in a timely manner.

g.	Concurrence will be subject to the appearance of HOI’s business plan before Treasury Board.

5.4	Within 90 days after the end of each fiscal year, as required by subsections 50.4(1) and (2) of the EA, HOI shall submit to the Minister an annual report on its affairs during that fiscal year for tabling in the Assembly.

a.	HOI’s annual report shall include its results in meeting the government’s policy of putting conservation first.

b.	At least 15 business days in advance of the submission of the annual report to the Minister, HOI will provide a draft copy of the annual report for Ministry staff to review.

Ministry staff will review the draft annual report in a timely manner, and may request additional information from HOI, as necessary, for the purpose of the review.

5.5	HOI will provide, in advance of at least 15 business days, quarterly and year-end financial reports for the Ministry’s review and approval, prior to filing with the Ontario Securities Commission (OSC), and in particular:

a.	year-end financials include a News Release, Management Discussion & Analysis, and Audited Financial Statements, whose content is prescribed by the securities regulators’ National Instrument 51-102; and,

b.	the Annual Information Form and Statement of Executive Compensation, whose content is prescribed by the securities regulators’ National Instrument 51-102.

5.6	HOI shall provide briefings to senior officials of the Ministry on HOI’s operational and financial performance against plan.

5.7	Subject to its obligations under FIPPA, HOI shall also provide to the Ministry such reports and information as the Minister or the Ministry may, from time to time, require, including:

a.	Billing data (on an aggregate level), consumption statistics and consumer-related information which is appropriately anonymized or provided in a form which adequately protects personal information from disclosure unless relevant consents are provided for.

b.	The Ministry shall use such information solely for the purpose of supporting the ongoing work in connection with the Ministry’s policy responsibilities.

5.8	HOI shall provide reports and information to the Ministry of Finance, as required, from time to time, as per subsection 50.4(4) of the EA. Reports and information requests from the Ministry of Finance shall be made through the Ministry of Energy.

5.9	The HOI Board Chair shall provide to the Minister a report annually to attest, report, and respond to the Ministry on HOI’s status of compliance with this MOA. Such report shall be provided to the Minister in writing within 90 days after the end of each fiscal period.

5.10	During a major regulatory application process involving HOI, its subsidiaries, or business segments, including rate applications, HOI shall schedule regular and formal discussions with Ministry staff regarding the following:

a.	Stakeholder sessions before filing of application; and

b.	Rate application strategy and impacts, prior to its submission with the OEB, and thereafter, as needed.

6.	PERFORMANCE EXPECTATIONS

6.1	Operational Expectations

6.1.1	HOI shall operate its transmission, distribution and generation assets safely, efficiently and cost-effectively, and in accordance with all applicable safety and environmental regulations and standards while ensuring a high level of service to its customers.

6.1.2	HOI shall pursue continuous cost-effective and efficient operational improvements that maintain the reliability of operations, and the safety and security of HOI assets, employees and the public.

6.1.3	HOI shall undertake periodic benchmarking appropriate for its operations and type of assets, including as part of its submissions to the OEB.

6.1.4	HOI shall operate its Ontario based transmission, distribution and generation assets in a manner that contributes to Ontario’s and Canada’s environmental objectives.

6.1.5	HOI shall ensure that a system is in place for the creation, collection, maintenance, and disposal of records in accordance with corporate policy, guidelines and best practices.

6.1.6	HOI shall make information targeted to the general public available in French where it is reasonable to do so.

6.1.7	HOI shall support and implement, where cost effective, the government’s policy of putting conservation first.

6.2	Financial Expectations

6.2.1	As an OBCA corporation and reporting issuer with a commercial mandate, HOI shall operate on a financially sustainable basis, earning a commercial rate of return in order to be able to service its current and future liabilities, to support the appropriate level of capital spending and to maintain or increase the value of its assets for its Shareholder.

6.2.2	HOI shall finance project investments and its operations in the most prudent and cost-effective manner.

6.2.3	HOI shall make financial decisions in a prudent and accountable manner and, in doing so, shall have regard to the value for and the impact of its decisions on ratepayers.

6.3	Compensation

6.3.1	In setting employee compensation, HOI, shall be governed by all current statutory and regulatory requirements and consider current government policies, public sector compensation comparators, as well as all relevant fiscal considerations, giving due regard to the value for, and the impact on, ratepayers.

6.3.2	In setting employee pension policies, HOI, shall be governed by all current statutory and regulatory requirements.

6.3.3	In setting executive compensation levels, HOI shall be governed by current Government policies and any statutory and regulatory requirements which affect or constrain the manner by which HOI must establish executive compensation levels. Until such time as Government legislation has been proclaimed, HOI shall select comparator groups based on an equal mix of public and private organizations, and seek to maintain its executive compensation levels at or below the 50th percentile of the comparator group.

7.	LABOUR NEGOTIATIONS

7.1	In advance of commencing discussions for the renewal of its collective agreements with its unions, HOI shall seek advice from the Ministry on Provincial policy direction and relevant fiscal considerations affecting labour negotiations in the broader public and/or energy sectors.

7.2	HOI shall provide regular updates to the Ministry on the status of the collective bargaining negotiations, as appropriate, and prior to finalising any collective agreement. When requested by the Ministry, HOI shall provide reports and analyses relating to proposed increases, offsets and any compacts on its budget and delivery of its services.

7.3	When a collective agreement has been negotiated and ratified, HOI shall inform the Ministry of the results and details of the collective agreement in a timely manner.

8.	COMMUNICATIONS

7.1	The HOI Board of Directors and the Minister shall meet as needed to enhance their mutual understanding of interrelated strategic matters.

7.2	HOI’s Board Chair, President and Chief Executive Officer and the Minister shall meet on an as needed basis.

7.3	The Minister and the HOI Board Chair, or his or her delegate, shall meet as requested by either party, to discuss issues relating to the implementation of the government’s policy of putting conservation first.

7.4	HOI’s President and Chief Executive Officer and the Deputy Minister shall meet on a regular and as needed basis on matters of mutual importance.

7.5	HOI’s senior management and Ministry senior officials shall meet on a regular and as needed basis to discuss ongoing issues, discuss strategic business objectives and HOI’s performance, and to clarify expectations or to address emergent issues.

7.6	HOI shall ensure, where feasible and appropriate, that its communication strategies demonstrate the government’s policy of putting conservation first and include promotion and awareness of conservation to increase public understanding of energy consumption and the benefits of conservation among the general public in its service territory.

7.7	HOI shall consult with the Ministry, as appropriate, on key communication issues that may affect the Ministry or HOI. HOI shall keep the Minister’s office and Ministry staff informed of the key communication issues in a timely manner, and in advance if it is possible or appropriate to do so, having regard to the seriousness of the key communication issue. Where information or background material has been requested, HOI shall provide such information in a timely manner.

7.8	In all other respects, HOI shall communicate with government ministries and agencies in a manner typical for a business corporation of its size and scope to ensure a timely flow of information.

8	TERM OF THIS AGREEMENT

8.1	The MOA shall be in effect for not more than five years from the date of execution.

8.2	The Minister and HOI’s Board Chair shall renew or revise this MOA by the expiry date, or earlier, as required.

8.3	The Minister and HOI Board Chair shall reaffirm this MOA for continuance with a change in either the Minister or Chair, and such reaffirmation may be done by letter and such letter shall be considered part and parcel of this Agreement as if the party or parties reaffirming the MOA had duly signed and executed an amendment to the MOA.

8.4	This MOA shall be posted publicly on HOI’s website.

SIGNATURES

/s/ Sandra Pupatello	March 25, 2015

Sandra Pupatello	Date

Chair, Board of Directors,

Hydro One Inc.

/s/ Bob Chiarelli	March 11, 2015

Honourable Bob Chiarelli	Date

Minister of Energy

APPENDIX 1: STATUTES OF PARTICULAR APPLICATION

Auditor General Act

Broader Public Sector Accountability Act, 2010

Broader Public Sector Executive Compensation Act, 2014 (once proclaimed into force)

Business Corporations Act

Electricity Act, 1998

Freedom of Information and Protection of Privacy Act

Ombudsman Act

Ontario Energy Board Act, 1998

Public Sector Expenses Review Act, 2009

Public Sector Salary Disclosure Act, 1996

APPENDIX 2: APPLICABLE TB/MBC DIRECTIVES

Compensation Arrangements Compliance Report Directive

Perquisites Directive

Travel, Meal and Hospitality Directive

Procurement Directive

Ministers’ Staff Commercial Transactions Directive

Note: Amended, revised or successive versions of the directives listed above continue to apply to HOI. Where a directive applies, all associated policies, procedures and guidelines also apply.